Exhibit 99.1

Our ref: 733942.1

Listing Qualifications The NASDAQ Stock Market 805 King Farm Blvd., Rockville MD 20850 United States of America

30 June 2021

Dear Sirs

Wah Fu Education Group Limited (the “Company”)

We act as legal counsel to the Company for matters of British Virgin Islands law. The following is a statement of certain matters of British Virgin Islands law.

We understand from the Company’s legal counsel as to matters of United States law that:

(a)	Nasdaq Marketplace Rule 5620 provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

(b)	Nasdaq Marketplace Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings; and

(c)	Nasdaq Listing Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) and that Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

Based on the above, we can confirm that:

1.	the Company is incorporated as a BVI business company in the British Virgin Islands; and

2.	the Company’s practice of following the provisions of the laws of the British Virgin Islands and its memorandum and articles of association in lieu of the Nasdaq Stock Market Marketplace Rules noted above is not prohibited under any statutory legal provision of the British Virgin Islands.

For the purpose of this analysis, we have examined the BVI Business Companies Act (as amended), the memorandum and articles of association dated 27 March 2018 as currently registered by the Registrar of Corporate Affairs in the British Virgin Islands and such other legislation of the British Virgin Islands as we deemed necessary or relevant which are in force on the date of this letter.

This letter relates only as to matters of British Virgin Islands law and we express no views in relation to the laws of any jurisdiction other than those of the British Virgin Islands. Specifically, we have made no independent investigation of the United States law or the Nasdaq Stock Market Marketplace Rules and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements.

This letter is addressed to and for the benefit solely of the addressee and may not be relied upon by any other person for any purpose, nor may it be transmitted or disclosed (in whole or in part) to any other person without our prior written consent.

Yours faithfully

/s/ Maples and Calder
Maples and Calder